APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

SULLY'S PRO PIZZA LLC
Balance Sheet - unaudited
For the period ended 8/30/2019

	Current Period
	30-Aug-19
ASSETS	
Bank Account Balance	$3,558.49
Inventory	$2,000.00
Total Current Assets	$5,558
Total Fixed Assets	$0
TOTAL ASSETS	**$5,558**
LIABILITIES	
Rent payable (one-month)	$1,300.00
Insurance	$160.00
Total Current Liabilities	$1,460
Total Long-Term Liabilities	$0
EQUITY	
Total Equity	$4,098
TOTAL LIABILITIES & EQUITY	**$5,558**

I, Paula Corbett, certify that:

(1) The financial statements of Sully's Pro Pizza LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Sully's Pro Pizza LLC have not been included in this Form as Sully's Pro Pizza LLC was formed on 8/14/19 and has not filed a tax return to date.

Signature: DocuSigned by: Paula Corbett 86F72339C7FD4A7...

Name: Paula Corbett

Title: Owner